Exhibit 99.2

CONSENT OF EXPERT
FILED BY EDGAR

March 27, 2014

United States Securities and Exchange Commission

Re:	Entrée Gold Inc. – Form 20-F

We refer to the report entitled, “Preliminary Economic Assessment on the Ann Mason Project Nevada, USA” with an effective date of October 24, 2012 and the report entitled, “Technical Report 2013 on the Lookout Hill Property, Ömnögovi, Mongolia” with an effective date of March 28, 2013 (the “Reports”), portions of which are summarized (the “Summary Material”) in the Annual Report on Form 20-F for the year ended December 31, 2013 (the “Form 20-F”) of Entrée Gold Inc. (the “Company”).

We hereby consent to the incorporation by reference in the Company’s Registration Statements on Form S-8 (Nos. 333-127062 and 333-182891) of the Summary Material concerning the Reports and the reference to our name as set forth above in the Form 20-F.

Yours truly,

AGP Mining Consultants Inc.

/s/ Gordon Zurowski, P.Eng.
Principal Mining Engineer